Exhibit 99.1

VivoPower International PLC wins international TMA award

Award is for hyper-turnaround of VivoPower, completed in only 7 months

Hyper-turnaround was led by Kevin Chin, founder of Arowana

LONDON, September 16, 2021 (GLOBE NEWSWIRE) – VivoPower International PLC (“VivoPower”) is pleased to announce that the company has been recognised as one of the global winners of the 2021 Turnaround Management Association (TMA) Transaction of the Year Awards. The honour is in recognition of the hyper-turnaround of VivoPower in 2020 and is for the small companies (sub-US$50m revenue) category.

Since 1993, TMA has honoured excellence through its annual awards program, which recognises the most successful turnarounds and impactful transactions internationally. Awardees are chosen through a rigorous peer-review process by the volunteer TMA Awards Committee. The process includes extensive diligence of each nominated case, with the judges reviewing all components of each entry and examining well-defined, measurable outcomes.

Kevin Chin, Executive Chairman and CEO of VivoPower, commented: “We are honoured and humbled by this recognition from the Turnaround Management Association. To be named a global awardee is a testament to the grit, creativity, winning mentality and unwavering commitment of the hyper-turnaround team. I am pleased for each of them to have been recognised as world class in the execution of this mission. Of course, this is now history, and we are laser-focused on the hyper-scaling of VivoPower as we seek to help our customers accelerate towards net zero.”

Matt Cahir, Board member and President of VivoPower, said: “In March 2020, at the onset of the pandemic, VivoPower’s prospects were looking very grim, with less than 5 weeks of cashflow and weighed down by costly legacy distractions and detractors. However, within 7 months, the company’s status was secured despite COVID and without compromising creditors because of the pace of strategic, cultural, and operational re-engineering. Now, 18 months later, VivoPower’s growth trajectory has been radically transformed into a hyperscale mission. I am delighted for the entire team.”

This year's award winners have made a “significant impact on the global economy during one of the most challenging times for business in generations,” according to Scott Y. Stuart, TMA Global Chief Executive Officer.

“While 2020 was a tremendously difficult year for everyone, the excellent work done by turnaround and restructuring industry professionals during this period is certainly a bright spot and something we can all be proud to celebrate,” Stuart said.

The 2021 Turnaround/Transaction of the Year Awards will be held during the TMA Annual Conference on 26-29 October in Nashville, TN. The event will also be broadcast online.

VivoPower’s HyperTurnaround in Summary

2020 was an exceptionally challenging year for VivoPower. Even before the start of the COVID-19 pandemic, the company was already going through a difficult financial and organisational restructuring, with the added distraction of costly legacy matters to contend with. To turnaround VivoPower, Arowana Founder and Executive Chairman, Kevin Chin, as majority shareholder, stepped in as CEO of the company in March 2020. He developed and implemented a hyper-turnaround plan, incorporating a strategic pivot code-named Operation Sunfish.

Kevin identified the need to “defibrillate” the company’s culture and focus the hyper-turnaround mission on three key elements. First, he challenged the VivoPower team to prove the naysayers wrong, fostering a “siege mentality.”

He then aligned the hyper-turnaround team with performance stock unit shares which became incrementally motivational especially as the stock price started to rise over the ensuing months.

Finally, execution pace and precision were improved, with defined quarterly Objectives and Key Results (OKRs) ingrained, and daily huddles to review the completion of OKRs on an execution tracker board ensuring daily accountability. Importantly, a mindset of daily achievement was imbued: close something daily, no matter how small it is.

VivoPower also underwent a transformational strategic pivot to electric vehicles through the acquisition of Tembo e LV B.V. This allowed VivoPower to transform from a solar development and critical power services company competing in a “red ocean” to a company that delivers end-to-end sustainable energy solutions (incorporating EVs) that enable customers to decarbonise and accelerate towards net zero status, a “blue ocean” strategy given very few companies deliver a holistic net zero solution.

As a result, VivoPower's share price hit an all-time high of US$24 in October 2020. This represented a 2400% increase in just 7 months. It also provided the platform to consummate an oversubscribed US$28.75m capital raising which enabled the company to complete its acquisition of Tembo. It also marked the successful completion of the company’s hyper-turnaround.

About VivoPower

VivoPower is a sustainable energy solutions company focused on electrification solutions for customised and ruggedised fleet applications, and solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, and the United States.

About TMA

TMA is the most diverse group of professionals in the turnaround, restructuring, and corporate health space. It is the only non-profit global organisation that allows members of the industry to build their personal brand and develop their professional network. Members include turnaround specialists, attorneys, accountants, advisors, liquidators, consultants, as well as academics, government employees, and members of the judiciary. Visit https://turnaround.org/ for more information.

Contact

Investor Relations

shareholders@vivopower.com